

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

<u>Via E-mail</u>
Ronald Shape
Chief Executive Officer
National American University Holdings, Inc.
5301 S. Highway 16
Rapid City, SD 57701

      Re: National American University Holdings, Inc.
                Preliminary Proxy Statement on Schedule 14A
                Filed September 13, 2103
                File No. 001-34751

Dear Dr. Shape:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Celeste M. Murphy for

                Larry Spirgel
                Assistant Director

cc: <u>Via E-mail</u>
        Venessa Green
        Inchan Hwang, Esq.